Mail Stop 4561

January 13, 2006

Nina Piper
Chief Financial Officer
Life Partners Holdings, Inc.
204 Woodhew Drive
Waco, Texas 76712

RE:	Life Partners Holdings, Inc.
Form 10-KSB for Fiscal Year Ended February 28, 2005
Form 10-QSB for the Quarterly Period Ended August 31, 2005
File No. 0-07900

Dear Ms. Piper,

	We have reviewed your letter filed on January 6, 2006 and
have
the following comments.   Where indicated, we think you should
revise
your documents in response to these comments in future filings.
In
your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended February 28, 2005

Note (2) Summary of Significant Accounting Policies

Revenue Recognition, page 29

1. Your response to comment 2 from our letter dated December 9,
2005
does not adequately address the comment. Accordingly, we reissue the comment. Please separately respond to each of the bulleted points raised in the comment.

2. Additionally, tell us how you have now determined the deferral amount for life settlement to be $200 per settlement compared to the earlier estimate of $100 per settlement.

Artifacts and Other, page 30

3. We note your response to comment 3 from our letter dated
December
9, 2005 and are unable to determine how the artifacts contribute to the development and growth of your business since a majority of your business does not appear to be generated from within your community.
Please tell us and revise future filings to disclose how the purchase of artifacts fits into your business strategy.

Form 10-QSB for the Quarterly Period Ended August 31, 2005

Consolidated Condensed Statements of Cash Flows, page 7

4. We note your response to comment 5 from our letter dated
December
9, 2005, that at August 31, 2005, the investment in policies of $556,385 represented your cost of $555,505 plus cash surrender value of $880. We also note your disclosure on page 13 that in accordance with Financial Standards Board Technical Bulletin 85-4, you reduce your investment in life insurance policies to the cash surrender value of such policies. It appears that you are recording your investment in policies at cost plus the cash surrender value. Please revise to correct or advise us.

5. Your response to comment 7 from our letter dated December 9,
2005
did not address the second bullet point of our comment. Please tell us how you complied with the guidance in SOP 98-1 in capitalizing costs associated with proprietary software, especially related to timing of technological feasibility and nature of capitalized amounts.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments, indicates your intent to include the requested revisions in future filings and provides any requested information. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.





You may contact Michael Volley, Staff Accountant, at (202) 551-
3437
or me at (202) 551-3423 if you have questions regarding our comments.

Sincerely,



Amit Pande
Assistant Chief Accountant

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Nina Piper
Life Partners Holdings, Inc.
January 13, 2006
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